SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     Certain of the statements contained herein are forward -looking statements based on based on Management’s current estimates regarding future performance that may result in material differences regarding future results, performance and events. In fact, actual results, performances or events may differ materially from those expressed or implied by the forward -looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

COMPANHIA SIDERÚRGICA NACIONAL

R$ 1.2 billion spent on environmental management since privatization

R$ 350 million invested in filters, treatment plants and other environmental protection equipment over 6 years

R$ 20 million spent on the environment in Casa de Pedra in 2006

95.4% of waste recycled and reused

70% of water reused

Workforce of more than 67,200

• More than 60 years of experience in professional education

• In Volta Redonda: Pandiá Calógeras Technical School– 1,282 students

• In Congonhas: Technological Education Center - 498 students

• Other projects: Hotel Escola, Menor Aprendiz and Educar

• GalvaSud and CSN Paraná: more than 70% of employees have graduated from or received training in these schools

COMMUNITY

Active since 1950

- Integrated initiatives based on the identification of social problems

- Focus: community, education, sport, culture and oral hygiene In 2005 alone, investments totaled R$ 20 million and 200,000 people benefited

Casa de Pedra

 - Garoto Cidadão, CET , Caminhão do Ziraldo, Domingo com Arte, CEAM and Museum.

MINING

LOCATION AND LOGISTICS

RESOURCES AND RESERVES

RESOURCES	Tonnes (Mt)	Fe (%)	SiO2 (%)
MEASURED	1,524	46.73	28.64
INDICATED	1,414	40.44	38.02
INFERRED	5,450	40.02	38.51
TOTAL	8,388	41.31	36.63

RESERVES	Tonnes (Mt)	Fe (%)	SiO2 (%)
PROVEN	1,117	49.20	24.66
PROBABLE	514	44.74	30.89
TOTAL	1,631	47.79	26.63

DEVELOPMENT OF MINING BUSINESS

	INVESTMENTS (US$)		1.00 US$ = R$ 2.00
PHASE	Scheduled	Paid-up (Jul/07)	Balance
CASA DE PEDRA	1.640	408	1,232

MINE	290	140	150
40 Mtpa	140	140	0
45 Mtpa	20	-	20
65 Mtpa	130	-	130
Processing	1,350	268	1,082
40 Mtpa	480	267	213
45 Mtpa	170	1	169
65 Mtpa	700	-	700
PORT OF ITAGUAI	690	180	510
1st Phase (7 Mtpa)	110	110	0
2nd Phase (30 Mtpa)	90	70	20
3rd Phase (45 Mtpa)	140	-	140
4th Phase (70 Mtpa)	350	-	350
SUBTOTAL	2,330	588	1,742

PELLETIZING - 6 Mtpa	440	5	435

TOTAL	2,770	593	2,177

DEVELOPMENT OF THE MINE

DEVELOPMENT OF PROCESSING

DEVELOPMENT OF THE PORT

Stockyard capacity 3.15 Mt
Coal: 0.55
Mt Iron Ore: 2.6 Mt

NACIONAL MINÉRIOS

	RESERVES (Mt)	RESOURCES (Mt)

ENGENHO COMPLEX

Mina do Engenho	99,0	266,0
Nogueira Duarte and Argentina Mines	28,9	111,3
Pires (Pedras Pretas and Água Santa)	5,4	39,5
Pires (Finos de Barragens)	12,0	-
Sobramil	4,4	6,0
FERNANDINHO COMPLEX

Fernandinho II	66,6	105,5
Cayman	47,6	70,5
Fernandinho I (Finos de Barragens)	15,0	-
SARZEDO COMPLEX

Carrapato	36,1	82,0
Mangaba (Finos de Barragens)	20,0	-

TOTAL	335	681

	STOCKS
	31/Dec/07	2008	2009	2010	2011	2012	2013	2014	2015

PRODUCTION

Casa de Pedra	9.0	15.0	30.0	42.0	55.0	65.0	65.0	65.0	65.0
NAMISA (incl. CFM)	2.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Outsourced Purchases (NAMISA)	0.0	6.0	6.0	6.0	9.0	9.0	9.0	9.0	9.0

TOTAL PRODUCTION	11.0	27.0	42.0	54.0	70.0	80.0	80.0	80.0	80.0

DOMESTIC MARKET

Volta Redonda		8.5	8.5	8.5	8.5	8.5	8.5	8.5	8.5
Slab Mill I 4.5 Mtpa		0.0	0.0	0.0	5.0	7.2	7.2	7.2	7.2
Slab Mill II 4.5 Mtpa		0.0	0.0	0.0	1.0	7.2	7.2	7.2	7.2
Other Domestic Market		4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

TOTAL DOMESTIC MARKET		12.5	12.5	12.5	18.5	26.9	26.9	26.9	26.9

EXPORTS		20.0	27.0	40.0	55.0	58.0	53.0	53.0	53.0

PORT CAPACITY		22.0	30.0	45.0	60.0	70.0	70.0	70.0	70.0

TOTAL SALES (excl. CSN)		24.0	31.0	44.0	59.0	62.0	57.0	57.0	57.0
TOTAL SALES (incl. CSN)		32.5	39.5	52.5	73.5	84.9	79.9	79.9	79.9

PELLETIZING

THANK YOU!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.